June 25, 2008

United States Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Filed in EDGAR correspondence file

RE:

Tournigan Energy Ltd. (formerly Tournigan Gold Corporation)
Form 40-F for Fiscal Year Ended September 30, 2007
Filed January 30, 2008 (the "Filing")
File No. 0-50486

To whom it may concern:

Our responses below are referenced to your letter dated June 24, 2008.

Financial Statements

Note 19 – United States Generally Accepted Accounting Principles

a) Interest in exploration properties and deferred exploration costs, page 28

1.

For all periods reported, the Company has not capitalized any amounts for exploration costs, including drilling and related costs to upgrade mineral resources to reserves regardless of a projects stage of development.

2.

For all periods reported, the Company has not capitalized any amounts for costs that are exploratory in nature incurred during the production stage. None of the Company’s properties are in production.

In our opinion, the modifications to our US GAAP accounting policy, as described in our letter to you dated June 3, 2008, clarify that we would expense these costs as incurred.

Please contact me at (604) 637-3567 if you have any further questions regarding our responses to your comments.

Yours truly,

/s/ "Hans Retterath"
Mr. Hans Retterath, CFO

Cc:

Mr. James Walchuck, CEO
Mr. Neville McClure, Stikeman Elliott
Mr. Norm Mayr, KPMG

12th Floor, 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: 604-683-8320 Fax: 604-683-8340 Email: info@tournigan.com